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Invest in the Revolutionary Future of Homeownership

Join us in giving first-time buyers an innovative, affordable path to homeownership that helps local communities flourish and builds wealth sustainably for the next generation. Invest today and become part of a socially conscious community of stakeholders who want to see their dollars grow while making a difference in the world around them.

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Join us in giving first-time buyers an innovative, affordable path to homeownership

Why Invest

Real Estate Investing Reimagined

What if there was a streamlined, sophisticated way to invest in real estate without becoming a landlord or a property manager? What if it also changed people's lives for the better? Welcome to Ownify's revolutionary new model for investing in homeowners and their communities.

Turn renters into owners

Partner with us to help first-time buyers overcome traditional barriers like sky-high down payments to own their first home. Where mortgage lenders and corporate buyers have left first-time buyers behind, you can step in and help turn renters into owners.

Lower risk, higher returns

Invest a little or a lot, it's totally up to you. By owning a percentage of a single-family home, you benefit from the appreciation of the property value and collect your share of passive income along the way. All without the headaches that come with managing a property. With fractional ownership, the risk is spread out among multiple investors, reducing the overall risk of the investment.

Build stronger communities

Rising tides raise all ships. Owning a home instills a sense of pride, responsibility, and community involvement and correlates with safer neighborhoods and stronger schools. The ripple effect? A better quality of life for all.

Problem

The American dream is at risk of slipping away.







Home ownership is the single largest source of wealth for the average American. But sky-high down payment requirements, fluctuating mortgage rates, outdated lending practices, and competition from institutional buyers have edged out millions of would-be homeowners. Families today simply cannot afford to make the shift from renting to buying, preventing them from passing on wealth to future generations.

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Solution

Ownify puts homebuyers and investors on the same team.

Ownify offers first-time buyers a new path to ownership. Ownify connects first-time homebuyers to a network of socially conscious investors who want to see them succeed. Through fractional ownership, homebuyers and investors together reap the collective benefits of building equity, creating stability, and investing in the health of local communities for months and years to come.

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Our Technology

A Sneak Peek at Our Platform

We've built an investment platform that allows you to easily browse investment opportunities, select the right ones for you, and manage them over time — all in partnership with the qualified homebuyers you're supporting.



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About Us

Flipping the Script

We met while working together in the real estate and mortgage industry, focused on the corporate bottom line. Frank was CEO of a market-leading mortgage-pricing software company, Chris ran a mortgage lender, and Ben was buying hundreds of homes every month for a rent-to-own company. And every day, we saw up close how hard it is for first-time homebuyers to navigate a system stacked against them.

So we quit our jobs and started Ownify to help the next generation of homebuyers, while providing attractive investment opportunities for real estate investors.

Today, our team is composed of real estate professionals, software developers, capital markets, and mortgage industry veterans who believe that everyone deserves the chance to build wealth and stability through homeownership. We're committed to creating a future where the American Dream is finally accessible to all. Learn more about Ownify.



How It Works

Simple. Streamlined. Smart. Everything real estate investing should be.

Ownify works with qualified first-time homebuyers — we call them "Ownis" — to carefully select single-family homes for purchase. After we buy a home, we fractionalize each home into 10,000 shares or "bricks". Ownis buy 200 of the bricks on the day they move in. Ownify co-invests in the home by buying 800 bricks. We then offer the remaining 9,000 bricks as securities to investors under an SEC Reg A exemption. Over the next five years, Ownis live in the home and pay rent for the bricks they don't own while buying more bricks each month — up to 1,000 bricks over five years. Once an Owni has built up enough equity to qualify for a mortgage down payment, they have the option to buy out the investors — at market value of the home.

This innovative structure pairs qualified first-time homebuyers with investors in a win-win partnership. For our Ownis, Ownify offers a low down payment, a cash offer, true ownership on day one, exclusive occupancy rights, and protection

Ownify offers a low down payment, a cash offer, true ownership on day one, exclusive occupancy rights, and protection against unforeseen costs and surprises. For our investors, Ownify offers passive income and appreciation potential of fractional ownership interests while creating positive impact in our communities. Both parties win as Owni's take care of the home.

01

Explore homes

Browse Ownify's inventory of high-quality, pre-vetted properties.

02

Select your shares

You choose how much, how many, and where to put your dollars to work.

03

Invest

Review terms, ask questions, and sign on the dotted line and make your investment official.

04

Earn

Sit back, relax, and watch your investment grow.

Frequently Asked Questions

What is Ownify? +

What is fractional investing, and how does it work with Ownify? +

How do you select homes for investment? +

How do investors make money? –

Each property we present for investment on our platform is occupied by a well-qualified first-time homebuyer (Owni) who has entered a 5-year lease and equity share agreement with Ownify. The rental income each property generates (after repairs, maintenance, property management expenses, taxes, and insurance) creates dividend income for the investor. During the hold period for each property (generally expected to be 3-7 years), investors may also experience home price and equity appreciation.

How does Ownify make money? +

What is Regulation A, and how does it relate to Ownify's investment offerings? +

What happens after I invest in a property through Ownify's platform? +

How are taxes treated? +